                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*

                                IFX Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  449518-20-8
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                                (CUSIP Number)

                                 Lee S. Casty
                               707 Skokie Blvd.
                                   5th Floor
                          Northbrook, Illinois  60062
                                (847) 412-1184
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 28, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                               Page 1 of 4 Pages
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                                      13D
CUSIP NO. 449518-20-8                                          Page 2 of 4 Pages
          -----------

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      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lee S. Casty

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    Not applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORIGIN
 6    United States

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                          SOLE VOTING POWER
                     7    52,390
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    None

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    52,390
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    52,390

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0.04%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN

------------------------------------------------------------------------------



------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     -------------------
 CUSIP NO. 449518-20-8               13D                      Page 3 of 4 Pages
------------------------                                     -------------------


ITEM 1.   Security and Issuer

               Common Stock
               IFX Corporation
               707 Skokie Blvd.
               5th Floor
               Northbrook, Illinois 60062

ITEM 2.   Identity and Background

               (a)  Name
                    Lee S. Casty

               (b)  Business Address:
                    French American Securities, Inc.
                    707 Skokie Blvd.
                    5th Floor
                    Northbrook, Illinois 60062

               (c)  Occupation
                    Sole Owner and Director
                    French American Securities, Inc.
                    707 Skokie Blvd.
                    5th Floor
                    Northbrook, Illinois 60062

               (d) Mr. Casty, during the last five years, has not been convicted in a criminal proceeding.

               (e) Mr. Casty, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Citizenship:
                    United States

ITEM 3.   Source and Amount of Funds or Other Consideration

          Not applicable

ITEM 4.   Purpose of Transaction

          On July 28, 2000, Mr. Casty sold 3,061,410 shares of Common Stock of the Issuer to the Casty Grantor Subtrust in exchange for a promissory note from the Subtrust. The trustee of the Subtrust is Scott J. Bakal and the beneficiaries of the Subtrust are Mr. Casty's children. Mr. Casty has no voting or dispositive power over the shares of Common Stock of the Issuer held by the Subtrust.

-----------------------                                      -------------------
 CUSIP NO. 449518-20-8                 13D                    Page 4 of 4 Pages
-----------------------                                      -------------------


ITEM 5.   Interest in Securities of the Issuer

          (a) 52,390 shares of Common Stock are held directly by Mr. Casty's minor children.

          (b) Mr. Casty has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 52,390 shares of the Common Stock held directly by Mr. Casty's minor children.

          (c) On July 28, 2000 Mr. Casty sold 3,061,410 shares of Common Stock to the Casty Grantor Subtrust in exchange for a promissory note from the Subtrust. The trustee of the Subtrust is Scott J. Bakal and the beneficiaries of the Subtrust are Mr. Casty's children. Mr. Casty has no voting or dispositive power over the Common Stock held by the Subtrust.

          (d) Scott J. Bakal, as the trustee of the Casty Grantor Subtrust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

          (e) Mr. Casty ceased to be owner of more than 5% of the Common Stock on July 28, 2000.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

          Not Applicable.

ITEM 7.   Material to be filed as Exhibits

          Not Applicable


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2000



Date                                   /s/ Lee S. Casty
                                       -------------------------------------
                                       Lee S. Casty